                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   17    )*



                  INCOME OPPORTUNITY REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 452-926-108
                     -----------------------------------
                                (CUSIP Number)

                              Robert A. Waldman
                  10670 North Central Expressway, Suite 600
                     Dallas, Texas  75231  (214) 692-4758
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                August 1, 1997
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 452-926-108                                      PAGE 2  OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                American Realty Trust, Inc. - 54-0697989
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                Georgia
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          450,102
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                          -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          450,102
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                            -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                450,102
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                29.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 452-926-108                                        PAGE 3 OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Basic Capital Management, Inc. - 75-2261065

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  68,050

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  68,050

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      68,050

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 452-926-108                                      PAGE 4 OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Transcontinental Realty Investors, Inc. - 94-6565852

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  341,500

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  341,500

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      341,500

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.5%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                   INCOME OPPORTUNITY REALTY INVESTORS, INC.
                             CUSIP NO. 452-926-108

Item 1.  Security and Issuer

         Item 1 is hereby amended to read as follows:

         This amendment relates to the Shares of Common Stock, $.01 par value (the "Shares"), of Income Opportunity Realty Investors, Inc., (the "Company") and amends the statement on Schedule 13D filed on January 10, 1997. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2.  Identity and Background

         Item 2 is hereby amended to read as follows:

         This statement is being filed on behalf of American Realty Trust, Inc. ("ART") , Basic Capital Management, Inc. ("BCM") and Transcontinental Realty Investors, Inc. ("TCI")(collectively, the "Reporting Persons").

         The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended. This is because BCM owns approximately 43.9% of the outstanding securities of ART and BCM serves as the advisor to ART and TCI.

         (I) ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and, investing in real estate. ART's principal business activities include investments in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and director of ART:

Name                                          Position(s)
----                                          -----------
Oscar W. Cashwell                          Director

Al Gonzalez                                Director

Dale A. Crenwelge                          Director

Roy E. Bode                                Director

Cliff Harris                               Director

Karl L. Blaha                              Director\President

Thomas A. Holland                          Executive Vice President and
                                                   Chief Financial Officer

Bruce A. Endendyk                          Executive Vice President

Name                                               Position(s)
----                                               -----------
Randall M. Paulson                         Executive Vice President

Mark W. Branigan                           Senior Vice President -
                                                   Residential Asset Management

Robert A. Waldman                          Senior Vice President, Secretary
                                                   and General Counsel

Drew D. Potera                             Vice President and Treasurer

         Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell is a real estate consultant for BCM. Mr. Cashwell is a citizen of the United States of America.

         Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of Age Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Mr. Crenwelge's business address is 10208 Echo Ridge Drive, Austin, Texas 78750. Mr. Crenwelge's present principal occupation is President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

         Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizens of the United States of America.

         Mr. Harris' business address is 2838 Woodside Street, Dallas, Texas 75204. Mr. Harris' present principal occupation is President of Energy Transfer Group, L.L.C. Mr. Harris is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive President-Commercial Asset Management of BCM. Mr. Blaha is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

         Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan's present principal occupation is Executive Vice President-Residential Asset Management of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, Secretary and General Counsel of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President and Treasurer of BCM. Mr. Potera is a citizen of the United States of America.

         (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                           Position(s)
----                                           -----------
Ryan T. Phillips                           Director

Mickey Ned Phillips                        Director

Randall M. Paulson                         President

Thomas A. Holland                          Executive Vice President and
                                                   Chief Financial Officer

Clifford C. Towns, Jr.                     Executive Vice President -
                                                   Finance

Karl L. Blaha                              Executive Vice President -
                                                   Commercial Asset Management

Mark W. Branigan                           Senior Vice President -
                                                   Residential Asset Management

Bruce A. Endendyk                          Executive Vice President

A. Cal Rossi, Jr.                          Executive Vice President

Name                                           Position(s)
----                                           -----------
Cooper B. Stuart                           Executive Vice President

Dan S. Allred                              Senior Vice President -
                                                   Land Development

Robert A. Waldman                          Senior Vice President, General
                                                   Counsel and Secretary

Drew D. Potera                             Vice President, Treasurer
                                                   and Securities Manager

         Information with respect to Messrs. Endendyk, Paulson, Holland, Blaha, Branigan, Waldman and Potera and is disclosed in (I) and (II) above.

         Mr. R. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal occupation is an independent real estate investor. Mr. Phillips is a citizen of the United States of America.

         Mr. M. Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United
States of America.

         Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

         Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President of BCM. Mr. Allred is a citizen of the United States of America.

         (III) TCI is a real estate investment company organized and existing under the law of the State of Nevada. TCI's principal business activity is investment in real estate. The principal place of business and principal office of TCI is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and director of TCI:

Name                                            Position(s) with TCI
----                                            --------------------
Ted P. Stokely                             Director

Edward L. Tixier                           Director

Martin L. White                            Director

Edward G. Zampa                            Director

Randall M. Paulson                         President

Thomas A. Holland                          Executive Vice President, Chief
                                                   Financial Officer and
                                                   Secretary

Karl L. Blaha                              Executive Vice President -
                                                   Commercial Asset Management

Mark W. Branigan                           Senior Vice President -
                                                   Residential Asset Management

Bruce A. Endendyk                          Executive Vice President

Robert A. Waldman                          Senior Vice President and
                                                   General Counsel

Drew D. Potera                             Vice President and Treasurer

         Information with respect to Messrs. Paulson, Holland, Blaha, Branigan, Endendyk, Waldman and Potera is disclosed in (I) and (II) above.

         Mr. Stokely's business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Mr. Stokely's present principal occupation is Real Estate Consultant for Eldercare Housing Foundation. Mr. Stokely is a citizen of the United States of America.

         Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. White's present principal occupation is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

         Mr. Tixier's business address is 110 Longhorn Lane, Dripping Springs, Texas 78620. Mr. Tixier's present principal occupation is President of Tixier, Inc. Mr. Tixier is a citizen of the United States of America.

         Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa's present principal occupation is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended to read as follows:

         (a) Share Ownership

         The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                             Shares owned Directly

                            Number of                Percent of
Name                         Shares                  Class (1)
----                        ---------                ---------
ART                         450,102                   29.6%
BCM                          68,050                    4.5%
TCI                         341,500                   22.5%

                    TOTAL   859,652                   56.6%

                           Shares owned Beneficially

                                          Number of               Percent of
Name                                       Shares                  Class (1)
----                                      ---------               -----------
ART                                        450,102                  29.6%
BCM                                         68,050                   4.5%
TCI                                        341,500                  22.5%
Al Gonzalez (2)                            450,102                  29.6%
Dale A. Crenwelge (2)                      450,102                  29.6%
Roy E. Bode (2)                            450,102                  29.6%
Oscar W. Cashwell (2)                      450,102                  29.6%
Cliff Harris (2)                           450,102                  29.6%
Karl L. Blaha (2)                          450,102                  29.6%
Edward L. Tixier (4)                       341,500                  22.5%
Martin L. White (4)                        341,500                  22.5%
Ted P. Stokely (4)                         341,500                  22.5%
Edward G. Zampa (4)                        341,500                  22.5%

Total Shares beneficially
  owned by Reporting Persons               859,652                  56.6%

(1) Percentage calculations are based upon 1,519,888 Shares outstanding at August 1, 1997. Total and addends may not match due to rounding.

(2) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART described in Item 2.

(3) May be deemed to be a beneficial owner of the Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(4) May be deemed to be a beneficial owner of the Shares held directly by TCI by virtue of the relationship to TCI described in Item 2.

         (b) Voting and Dispositive Power

         Each of the directors of ART share voting and dispositive power over the 450,102 Shares held by ART. The directors of BCM have voting and dispositive power over the 68,050 Shares held by BCM. Each of the directors of TCI share voting and disposition power over the 341,500 Shares held by TCI.

         (c) Transactions in Securities

         The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past 60 days.

Reporting                                         Number                      Price             Type of
Person                     Date                  of Shares                  Per Share         Transaction
---------                  ----                  ---------                  ---------         -----------
BCM                       05/13/97                  400                      $11.250          Open Market
BCM                       05/14/97                  200                      $11.250          Open Market
BCM                       05/15/97                  300                      $11.250          Open Market
BCM                       05/16/97                  300                      $11.250          Open Market
BCM                       06/02/97                  200                      $11.250          Open Market
BCM                       06/03/97                  700                      $11.250          Open Market
BCM                       06/09/97                  200                      $11.250          Open Market
BCM                       06/10/97                  200                      $11.250          Open Market
BCM                       06/13/97                  100                      $11.250          Open Market
BCM                       06/16/97                  200                      $11.250          Open Market
BCM                       06/18/97                  600                      $11.250          Open Market
BCM                       06/23/97                  200                      $11.250          Open Market
BCM                       06/24/97                  200                      $11.250          Open Market
BCM                       06/26/97                  200                      $11.250          Open Market
BCM                       06/27/97                  300                      $11.250          Open Market
BCM                       06/27/97                  100                      $11.250          Open Market
BCM                       07/01/97                  100                      $11.250          Open Market
BCM                       07/01/97                  400                      $11.250          Open Market
BCM                       07/07/97                  100                      $11.250          Open Market
BCM                       07/25/97                1,000                      $11.250          Open Market
BCM                       07/25/97                  900                      $11.250          Open Market
BCM                       07/28/97                  300                      $11.250          Open Market
BCM                       07/29/97                  600                      $11.250          Open Market
BCM                       07/30/97                1,000                      $11.250          Open Market
BCM                       07/30/97                  400                      $11.250          Open Market
BCM                       07/31/76                  500                      $11.250          Open Market
BCM                       08/01/97                  700                      $11.250          Open Market

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended to read as follows:

         ART has pledged 13,250 shares to Advest, Inc., pledged 8,000 shares to Arnold Sec., pledged 400 shares to Baker & Co., pledged 4,000 shares to Baraban Securities, pledged 85,334 shares to Bear Stearns, pledged 11,800 shares to Bidwell & Company, pledged 2,000 shares to Chase Securities, pledged 10,000 shares to CJ Lawrence, Inc., pledged 2,000 shares to Cowen & Co., pledged 13,000 shares to Dain Bosworth, pledged 38,288 shares to Dean Witter, pledged 4,200 shares to First Southwest, pledged 22,000 shares to Global Strategies, pledged 21,800 shares to Hambrecht & Quist, pledged 6,000 shares to Legg Mason
(TX), pledged 10,000 shares to May Financial, pledged 32,200 shares to McDonald & Company, pledged 3,400 shares to Montgomery, pledged 21,280 shares to Morgan Keegan, pledged 12,300 shares to Mutual Securities, pledged 10,000 shares to Nationwide Securities, pledged 20,900 shares to Oppenheimer (TX), pledged 2,000 shares to The Principal, pledged 33,800 shares to Rauscher Pierce Refsnes, Inc., pledged 2,000 shares to Regions Investment, pledged 18,600 shares to Roney & Co., pledged 2,000 shares to Tucker Anthony and pledged 15,200 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

         ART has also pledged 28,350 shares to United Pacific pursuant to a loan agreement with such lender.

         BCM has pledged 2,000 shares to Advest, pledged 1,600 shares to Amerian Express, pledged 2,000 shares to Baker & Co., pledged 4,200 shares to Bear Stearns, pledged 2,000 shares to Brown & Co., pledged 2,000 shares to Chatfield Dean, pledged 4,000 shares to CJ Lawrence, pledged 400 shares to Dean Witter, pledged 2,200 shares to First Southwest, pledged 1,800 shares to First Union Brokerage, pledged 6,000 shares to Global Strategies, pledged 6,000 shares to Hambrecht & Quist, pledged 500 shares to J.C. Bradford, pledged 4,000 shares to Legg Mason (TX), pledged 5,800 shares to McDonald & Company, pledged 9,700 shares to Montgomery, pledged 1,450 shares to Olde, pledged 3,000 shares to The Principal, pledged 400 shares to Raymond James and pledged 9,000 shares to Rauscher Pierce Refsnes, Inc. in stock margin accounts maintained by it with such brokers.

         TCI has pledged 221,500 shares to Dean Witter and pledged 120,000 shares to Prudential (TX) in stock margin accounts maintained by it with such brokers.

                                  SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 1997.


                                  AMERICAN REALTY TRUST, INC.



                                  By:  /s/ Karl L. Blaha
                                     ---------------------------
                                           Karl L. Blaha
                                           President




                                  BASIC CAPITAL MANAGEMENT, INC.



                                  By:  /s/ Randall M. Paulson
                                     ---------------------------
                                           Randall M. Paulson
                                           President




                                  TRANSCONTINENTAL REALTY INVESTORS, INC.



                                  By:  /s/ Randall M. Paulson
                                     ---------------------------
                                           Randall M. Paulson
                                           President